SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Trintech Group PLC

Form 6-K

Table of Contents

On September 21, 2010, Trintech Group PLC announced that it has received approaches from a number of parties which may or may not lead to an offer being made for the entire issued and to be issued share capital of the Company in a press release, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by this reference.

On September 22, 2010, Trintech Group PLC announced that in accordance with Rule 2.10 of the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended), as at the close of business on 21 September 2010, its issued share capital comprised 33,495,263 ordinary shares (16,747,631 equivalent ADSs) of $0.0027 each. Furthermore, it confirmed that there are, at the close of business on 21 September 2010, 5,648,614 ordinary share options (2,824,307 equivalent ADSs) that have been granted by the Company and that are currently outstanding, in a press release, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/S/ JOSEPH SEERY
Joseph Seery
Vice President Finance, Group

Dated: September 23, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.3	Trintech Group PLC Press Release Dated September 21, 2010

99.4	Trintech Group PLC Press Release Dated September 22, 2010

Exhibit No. 99.3

Dallas, TX / Dublin, Ireland – September 21, 2010 – Trintech Group Plc (NASDAQ: TTPA), a leading global provider of integrated financial governance, risk management and compliance software solutions, announced today that it has received approaches from a number of parties which may or may not lead to an offer being made for the entire issued and to be issued share capital of the Company. The Directors emphasise that discussions are at a very preliminary stage and that there can be no certainty that they will lead to any definitive agreement regarding any transaction. Further announcements will be made as appropriate.

The Directors of Trintech Group plc accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Trintech Group plc may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended) effective from the date of this announcement.

Any enquiries relating to this press release should be directed to the Company’s financial advisor at:

William Blair & Company

222 West Adams Street, Chicago, Illinois 60606

DDaul@williamblair.com

312.236.1600

About Trintech Group

Trintech Group Plc (NASDAQ: TTPA) is a leading global provider of integrated financial governance, risk management, and compliance (GRC) software solutions for commercial, financial, and healthcare markets. Trintech’s recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, reporting, risk management, and compliance enables customers to gain greater visibility and control of their critical financial processes leading to better overall business performance.

For more information on how Trintech can help you increase confidence in business performance and reduce financial risk, please contact us online at www.trintech.com or at our principal business office in Addison, Texas, or through an international office in Ireland, the United Kingdom, or the Netherlands.

Trintech — 15851 Dallas Parkway, Suite 900 — Addison, TX 75001 — Tel 1 972 701 9802 Trintech UK Ltd. — Warnford Court, 29 Throgmorton St. — London EC2N2AT, UK — Tel +44 (0) 20 7628 5235 Trintech Technologies — Block C, Central Park — Leopardstown, Dublin 18, Ireland — Tel +353 1 293 9840 Trintech — Cypresbaan 9 — 2908 LT Capelle a/d Ijssel, The Netherlands — Tel +31 (0) 10 8507 474

Forward Looking Statements

This news release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” in this press release are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” in this press release include statements, among others, relating to our product and sales capabilities, the future growth of our client base, the state of the macro environment and the broader global economy, our business outlook and our position for revenue and earnings growth, the needs of corporate organizations to improve financial transparency and efficiency and the impact of the evolution of and growth in corporate and financial regulation and demand for greater visibility of risk and compliance by company boards on the demand for our financial GRC platform. Factors that could cause or contribute to such differences include Trintech’s ability to accurately predict future sales and market trends, accurately predict and meet customer needs and to successfully position itself in the market, ensure the performance of its products and services, and improve the performance of its organization and ensure the long term health of its business. Actual performance may also be affected by other factors more fully discussed in Trintech’s Form 20-F for the fiscal year ended January 31, 2010 filed with the US Securities and Exchange Commission (www.sec.gov) and subsequent filings with the US Securities and Exchange Commission. Lastly, Trintech assumes no obligation to update these forward-looking statements.

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Trintech Press Contact:

Dallas: Dave Tomlinson – Director, Marketing

Tel. +1 972 739-1611. Email: dave.tomlinson@trintech.com

Exhibit No. 99.4

Company Announcement Under Rule 2.10 of the Irish Takeover Rules - Relevant securities in Issue

Dallas, TX / Dublin, Ireland – September 22, 2010 – Trintech Group Plc (NASDAQ: TTPA), a leading global provider of integrated financial governance, risk management and compliance (GRC) software solutions, announced today that in accordance with Rule 2.10 of the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended), as at the close of business on 21 September 2010, its issued share capital comprised 33,495,263 ordinary shares (16,747,631 equivalent ADSs) of $0.0027 each. The International Securities Identification Number for these securities is IE0094H35725.

Furthermore, Trintech confirms that there are, at the close of business on 21 September 2010, 5,648,614 ordinary share options (2,824,307 equivalent ADSs) that have been granted by the Company and that are currently outstanding. These options are summarised by option plan below:

No.	Option Plan	Options Outstanding
		Ordinary Shares	Equivalent ADSs
1	Trintech Group PLC 2007 Share Option Scheme	1,801,192	900,596
2	Trintech Group PLC Directors and Consultants Share Option Scheme 2007	830,000	415,000
3	Trintech Group PLC Share Option 1997 Scheme	2,647,422	1,323,711
4	Trintech Group PLC Directors and Consultants 1998 Share Option Scheme	370,000	185,000

	Total (a)	5,648,614	2,824,307

(a)	Trintech trades American Depositary Shares or ADSs on the NASDAQ National Market, each representing two ordinary shares.

Any enquiries relating to this press release should be directed to the Company’s financial advisor at:

William Blair & Company

222 West Adams Street, Chicago, Illinois 60606

DDaul@williamblair.com

312.236.1600

The Directors of Trintech Group plc accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Trintech Group plc may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

William Blair is acting exclusively for Trintech and for no-one else in connection with this matter and will not be responsible to anyone other than Trintech for providing the protections afforded to clients of William Blair or for providing advice in relation to this matter or any other matters referred to in this announcement.

About Trintech Group

Trintech Group Plc (NASDAQ: TTPA) is a leading global provider of integrated financial governance, risk management, and compliance (GRC) software solutions for commercial, financial, and healthcare markets. Trintech’s recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, reporting, risk management, and compliance enables customers to gain greater visibility and control of their critical financial processes leading to better overall business performance.

For more information on how Trintech can help you increase confidence in business performance and reduce financial risk, please contact us online at www.trintech.com or at our principal business office in Addison, Texas, or through an international office in Ireland, the United Kingdom, or the Netherlands.

Trintech — 15851 Dallas Parkway, Suite 900 — Addison, TX 75001 — Tel 1 972 701 9802 Trintech UK Ltd. — Warnford Court, 29 Throgmorton St. — London EC2N2AT, UK — Tel +44 (0) 20 7628 5235 Trintech Technologies — Block C, Central Park — Leopardstown, Dublin 18, Ireland — Tel +353 1 293 9840 Trintech — Cypresbaan 9 — 2908 LT Capelle a/d Ijssel, The Netherlands — Tel +31 (0) 10 8507 474

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Trintech Press Contact:

Dallas: Dave Tomlinson – Director, Marketing

Tel. +1 972 739-1611. Email: dave.tomlinson@trintech.com